Exhibit 101

NICE Named WFO Market Share Leader for Ten Consecutive Years

DMG Consulting indicates 40% market share (total company GAAP revenue) for 2018

Hoboken, N.J., July 31, 2019 – NICE (Nasdaq: NICE) today announced that it has been recognized by DMG Consulting LLC, a leading independent research and consulting firm, as the market share leader for 2018 in the Workforce Optimization (WFO) market, based on total company GAAP revenue. In the new report, it was revealed that NICE holds a 40% share of the market, 5.9 percentage points higher than the nearest competitor. NICE continued to lead for sales of WFO-related, cloud/hosted/Saas solutions with 41.2%, an increase of 12% from 2017.

“Being named the market share leader in the Workforce Optimization sector is a nod to the cutting edge innovation NICE continues to focus on, said Barry Cooper, President, NICE Enterprise Group. “With our large portfolio of solutions, our customers know that NICE can provide them with the most complete solution, allowing them to serve their customers and employees at the highest level. We are proud to continue to lead the WFO market with our customizable and adaptable solutions.”

In Contact Center Recording, NICE held 45.8% market share, 27.5 percentage points ahead of its closest competition.
NICE also retained its leadership position for WFO and Recording, excluding Security and Video, at 38.4% market share and for Contact Center WFO, holding 38.6% market share. In Workforce Management, NICE came in first place with 30.8% market share.

“Contact centers large and small are navigating ever-changing business conditions, complying with increasingly challenging regulatory requirements, managing a new generation of employees, and looking for tools and partners to help them traverse a sometimes bumpy and increasingly fast-moving highway,” Donna Fluss, President, DMG Consulting said. “This is the customer journey WFO vendors are focusing on - assisting their customers with their digital transformations.”

The 2019 Contact Center Workforce Optimization (WFO) Market Share Report is DMG Consulting LLC’s 16th annual report on this sector. This Report analyzes revenue and market share for the approximately 39 worldwide WFO suite vendors in 2018. Contact center WFO solutions can be comprised of as many as 13 different modules: recording, quality management/quality assurance, contact center performance management, surveying/voice of the customer, workforce management, speech analytics, text analytics, desktop analytics, gamification, coaching/eLearning, customer journey analytics, robotic process automation, and new to the 2019 edition of this report, knowledge management.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Barry Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.